January 9, 2013

VIA EMAIL/EDGAR

James E. O’Connor
Attorney/Advisor
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Stone Ridge Trust (the “Trust”) (File Nos. 333-184477 and 811-22761)

Dear Mr. O’Connor:

Thank you for your attention to these matters.  In connection with your review of pre-effective amendment No. 1 to the Trust’s registration statement filed on December 7, 2012, you asked that the Trust provide enhanced risk disclosure related to its two series, the Stone Ridge Reinsurance Risk Premium Fund and the Stone Ridge High Yield Reinsurance Risk Premium Fund (together the “Funds”).  Attached hereto is a redline reflecting the revised risk factors in the Summary prospectus and the Statutory prospectus for the Funds.  We are submitting the attached in order to facilitate your review of the same.  The Trust intends to file by the end of this week an amendment (pre-effective amendment No. 2) to its registration statement which will reflect (1) the changes to the risk factors as set forth in the attached, (2) the changes noted in our December 28, 2012 response letter and (3) the seed audit financial statements for the Trust.  The Trust will also file in pre-effective amendment No. 2, formal requests for acceleration of the Trust’s registration statement.

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Again, thank you for your attention to these matters. If you have any further questions or comments, please feel free to call either Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3246.

Sincerely,

/s/Clair E. Pagnano
Clair E. Pagnano